

Mail Stop 4720

August 28, 2009

Nancy A. Gray
Senior Executive Vice President and Chief Financial Officer
Pacific Mercantile Bancorp
949 South Coast Drive, Suite 300
Costa Mesa, California 92626

      Re: Pacific Mercantile Bancorp
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Form 10-Q for the Period Ended June 30, 2009
             File No. 0-30777

Dear Ms. Gray:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

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Form 10-Q for the Period Ended June 30, 2009

Item 1. Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies, Recent Accounting Pronouncements, Commitments and Contingencies

Recent Accounting Pronouncements, page 7

1.   Please revise future filings to include the disclosure requirements of paragraphs 6-9 of FSP FAS 107-1/APB 28-1. Show us what your future disclosure will look like in your response.

2.   We note you recognized other-than-temporary impairments in the second quarter of 2009. Please revise your financial statement presentation for credit losses related to these securities to comply with the disclosure requirements in paragraphs 35-37 of FSP FAS 115-2/FAS 124-2, or advise us otherwise. Show us what your future financial statement presentation will look like in your response.

3.   Please revise future filings to include the disclosure requirements of paragraphs 38-39 and 42-43 of FSP FAS 115-2/FAS 124-2. Show us what your future disclosure will look like in your response.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3321 or William J. Schroeder, Staff Accountant at (202) 551-3394.

Sincerely,

David Irving
Reviewing Accountant